UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Socialwise, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92905P107

(CUSIP Number)

Isaac Blech
75 Rockefeller Plaza, 29th Floor
New York, NY 10019

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

May 20, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92905P107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Liberty Charitable Remainder Trust FBO Isaac Blech UAD 01/09/87

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  ☐
(b)  ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	☐

5,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

CUSIP No.	92905P107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

River Charitable Remainder Unitrust f/b/o Isaac Blech

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  ☐
(b)  ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	☐

5,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

CUSIP No.	92905P107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

West Charitable Remainder Unitrust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  ☐
(b)  ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,500,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	☐

7,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

CUSIP No.	92905P107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Isaac Blech

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  ☐
(b)  ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

5,000,000

8.	SHARED VOTING POWER

17,500,000

9.	SOLE DISPOSITIVE POWER

5,000,000

10.	SHARED DISPOSITIVE POWER	☐

17,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.6%

14.	TYPE OF REPORTING PERSON*

IN

*(SEE INSTRUCTIONS)

CUSIP No.	92905P107

Item 1.	Security and Issuer.

This statement on Schedule 13D/A relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Socialwise, Inc., a Colorado corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Issuer are located at 6440 Luek Blvd., Suite 200, San Diego, California 92121.

Item 2.	Identity and Background.

Item 2 hereby is amended and restated in its entirety as follows:

(a)-(c), (f)
This Schedule 13D/A is being filed by (i) Isaac Blech (“Mr. Blech”), a natural person who is a United States citizen, (ii) Liberty Charitable Remainder Trust FBO Isaac Blech UAD 01/09/87 (the “Liberty Trust”), a trust formed under the laws of the state of New York, (iii) River Charitable Remainder Unitrust f/b/o Isaac Blech (the “River Trust”), a trust formed under the laws of the state of New York, and (iv) West Charitable Remainder Unitrust (the “West Trust”, together with Mr. Blech, the Liberty Trust and River Trust, the “Reporting Persons”), a trust formed under the laws of the state of New York. Mr. Blech is a private investor whose business address is 75 Rockefeller Plaza, 29th Floor, New York, NY 10019. The principal address of the Liberty Trust, the River Trust and the West Trust is 75 Rockefeller Plaza, 29th Floor, New York, NY 10019.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 hereby is supplemented as follows:

On May 20, 2011, the Issuer entered into a subscription agreement (the “River Subscription Agreement”), pursuant to which it issued and sold to the River Trust an aggregate of 5,000,000 shares of Common Stock and five year warrants to purchase an additional 5,000,000 shares of its Common Stock at an exercise price of $0.40 per share (the “River Warrants”), in a private placement in exchange for gross proceeds totaling $2,000,000.

On May 20, 2011, the Issuer entered into a subscription agreement (the “West Subscription Agreement,” and together with the River Subscription Agreement, the “Subscription Agreements”), pursuant to which it issued and sold to the West Trust an aggregate of 7,500,000 shares of Common Stock and five year warrants to purchase an additional 7,500,000 shares of its Common Stock at an exercise price of $0.40 per share (the “West Warrants,” and together with the River Warrants, the “Warrants”), in a private placement in exchange for gross proceeds totaling $3,000,000.

The descriptions of the Subscription Agreements herein are summaries and are qualified in their entirety by the terms of the respective Subscription Agreements. A copy of the Form of Subscription Agreement is filed as Exhibit 2 to this Schedule 13D/A and is incorporated by reference herein.

The Warrants provide an exercise limitation to the extent that the number of shares of Common Stock to be issued pursuant to such exercise would exceed, when aggregated with all other shares of Common Stock beneficially owned by the Reporting Persons, the number of shares of Common Stock that would result in the Reporting Persons owning in excess of 4.99% of the then issued and outstanding shares of Common Stock. The Reporting Persons may waive this limitation on 61 days’ prior notice to the Issuer, and any such waiver will not be effective until the 61st day after such notice is delivered to the Issuer. Further, in no event may the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of the Warrant held by the warrant holder exceed 9.99%.  As a result of this exercise limitation (which has not been waived), the Warrants are not exercisable within 60 days, and therefore are not beneficially owned by the Reporting Persons.

The description of the Warrants herein is a summary and is qualified in its entirety by the terms of the Warrants.  A copy of the Form of Warrant is filed as Exhibit 3 to this Schedule 13D/A and is incorporated by reference herein.

The funds used for the acquisition of the shares of Common Stock and Warrants came from personal funds of the Reporting Persons.  No borrowed funds were used to purchase the shares of Common Stock and Warrants.

Item 5.	Interest in Securities of the Issuer.

Item 5 hereby is supplemented as follows:

(a), (b)
As of May 23, 2011, the Liberty Trust beneficially owns 5,000,000 shares of Common Stock, representing approximately 5.9% of the shares of Common Stock outstanding, based upon the Issuer’s current report on Form 8-K dated May 20, 2011.  Such beneficial ownership excludes 3,750,000 shares of Common Stock issuable upon the exercise of the Warrants owned by the Liberty Trust, as more fully described herein. The sole beneficiary of the Liberty Trust is Mr. Blech. The trustee is Mr. Blech, who has sole voting and dispositive power of the Liberty Trust.

The Liberty Trust has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 5,000,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 5,000,000 shares of Common Stock.

As of May 23, 2011, the River Trust beneficially owns 5,000,000 shares of Common Stock, representing approximately 5.9% of the shares of Common Stock outstanding, based upon the Issuer’s current report on Form 8-K dated May 20, 2011.  Such beneficial ownership excludes 5,000,000 shares of Common Stock issuable upon the exercise of the Warrants owned by the River Trust, as more fully described herein. The beneficiaries of the River Trust are Mr. Blech and Miriam Blech, Mr. Blech’s spouse. The trustee is Mr. Blech, who has sole voting and dispositive power of the River Trust.

The River Trust has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 5,000,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 5,000,000 shares of Common Stock.

As of May 23, 2011, the West Trust beneficially owns 7,500,000 shares of Common Stock, representing approximately 8.9% of the shares of Common Stock outstanding, based upon the Issuer’s current report on Form 8-K dated May 20, 2011.  Such beneficial ownership excludes 7,500,000 shares of Common Stock issuable upon the exercise of the Warrants owned by the West Trust, as more fully described herein. The sole beneficiary of the West Trust is Mr. Blech. The trustee is Mr. Blech, who has sole voting and dispositive power of the West Trust.

The West Trust has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 7,500,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 7,500,000 shares of Common Stock.

As of May 23, 2011, Mr. Blech beneficially owns 22,500,000 shares of Common Stock, representing approximately 26.6% of the shares of Common Stock outstanding, based upon the Issuer’s current report on Form 8-K dated May 20, 2011. Such beneficial ownership excludes 20,000,000 shares of Common Stock issuable upon the exercise of the Warrants owned by Mr. Blech, the Liberty Trust, the River Trust and the West Trust, as more fully described herein.  Mr. Blech disclaims beneficial ownership of the Common Stock owned by the Liberty Trust, the River Trust and the West Trust, except to the extent of his pecuniary interest therein.

Mr. Blech has the sole power to vote or direct the vote of 5,000,000 shares of Common Stock; has the shared power to vote or direct the vote of 17,500,000 shares of Common Stock; has sole power to dispose or direct the disposition of 5,000,000 shares of Common Stock; and has shared power to dispose or direct the disposition of 17,500,000 shares of Common Stock.

(c)	Except as described herein, none of the Reporting Persons has effected any transaction in Common Stock of the Issuer in the past 60 days.

(d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D/A.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

By vote of the Issuers Board of Directors, Mr. Blech was appointed as a director effective as of March 10, 2011.

Reference is made to Item 3 herein and hereby is incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Acquisition Statement

Exhibit 2	Form of Subscription Agreement, dated May 20, 2011 (incorporated by reference to Exhibit 10.44 of the Company’s Current Report on Form 8-K filed May 23, 2011).

Exhibit 3	Form of Common Stock Purchase Warrant, dated May 20, 2011 (incorporated by reference to Exhibit 10.45 of the Company’s Current Report on Form 8-K filed May 23, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 2011

LIBERTY CHARITABLE REMAINDER TRUST FBO ISAAC BLECH UAD 01/09/87

By: /s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

RIVER CHARITABLE REMAINDER UNITRUST F/B/O ISAAC BLECH.

By: /s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

WEST CHARITABLE REMAINDER UNITRUST.

By: /s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

/s/ Isaac Blech
Name: Isaac Blech

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1

Joint Filing Statement
Pursuant to Section 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on this Schedule 13D/A is filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  May 24, 2011

LIBERTY CHARITABLE REMAINDER TRUST FBO ISAAC BLECH UAD 01/09/87

By: /s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

RIVER CHARITABLE REMAINDER UNITRUST F/B/O ISAAC BLECH.

By: /s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

WEST CHARITABLE REMAINDER UNITRUST.

By: /s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

/s/ Isaac Blech
Name: Isaac Blech